UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

ASSET BACKED FACILITY

On July 10, 2026, Nebius Compute II, LLC, a Delaware limited liability company (the “US Borrower”), and Nebius Compute II Oy, a Finnish limited liability company (the “Finnish Borrower”; together with the US Borrower, the “Borrowers”), each an indirect wholly owned subsidiary of Nebius Group N.V. (the “Company”), entered into a Senior Facility Agreement (the “Facility Agreement”) with (i) MUFG Bank, Ltd., London Branch, as mandated lead arranger, underwriter, sole bookrunner and structuring agent, and as agent on behalf of the financial institutions party thereto (the “Lenders”), and the Security Agent (as defined below) (in such capacity, the “Agent”), (ii) the Lenders and (iii) Kroll Trustee Services Limited, as security trustee for the Lenders (in such capacity, the “Security Agent”). The Facility Agreement provides for a senior secured term loan facility in an aggregate principal amount of approximately $775 million. The Facility Agreement was entered into primarily to finance the buildout of the Company’s AI cloud.

Amounts borrowed under the Facility Agreement are subject to an interest rate per annum equal to Term SOFR (with a floor of 0.00%) plus an applicable margin of 2.50% per annum for a one-month interest period. The Borrowers may voluntarily prepay outstanding loans under the Facility Agreement upon ten business days’ prior notice to the Agent without premium or penalty, other than customary “breakage” costs. The maturity date of the Facility Agreement is October 31, 2030.

The Borrowers are required to comply with certain financial covenants under the Facility Agreement, including a debt service coverage ratio of 1.15:1.00 and a minimum liquidity requirement. The Facility Agreement contains other affirmative and negative covenants and customary events of default.

All obligations under the Facility Agreement are secured, subject to certain exceptions, by substantially all of each Borrower’s assets, and the shares of the Borrowers held indirectly by the Company.

Subject to certain exceptions, the Company has provided (i) a non-recourse guaranty for specified “bad acts” of the Borrowers and (ii) a performance guarantee of certain obligations of Nebius B.V., Dutch private limited liability company and wholly owned subsidiary of the Company (in its capacity as manager), under a management agreement, and Nebius DC Oy, a Finnish limited liability company and indirect wholly owned subsidiary of the Company, under a data center colocation agreement.

A press release announcing the signing of the Facility Agreement is attached as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V., dated July 17, 2026, announcing signing of the Facility Agreement.

EXPLANATORY NOTE

This report on Form 6-K/A amends the report on Form 6-K furnished by Nebius Group N.V. on July 17, 2026 for the sole purpose of including the incorporation by reference language as set forth below.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: July 17, 2026	By:	/s/ NATHALIE VAN WIGGEN
Nathalie van Wiggen
Company Secretary